April 11, 2008
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549

Re:	F5 Networks, Inc.
Form 10-K for fiscal year ended September 30, 2007 (the “2007 Form 10-K”)
Filed November 19, 2007
File No. 000-26041
Dear Mr. Kronforst:
     This letter is submitted on behalf of F5 Networks, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated March 26, 2008 with respect to the above referenced filing. For ease of reference, the Staff’s comment is set forth below in bold italics and the Company’s response thereto immediately thereafter. Page references are from the 2007 Form 10-K.
Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 3. Business Combinations, page 56
1.	We note your response to prior comment 3. Please note that any reference to an expert, whether as the single basis for the measurement determination, or whether the expert’s report is just one of several things that was considered in arriving at the measurement determination, would require the expert to be named and a consent obtained. If your Form 10-K is incorporated by reference into a Securities Act registration statement, please tell us how you plan to resolve this issue.
Response:
     As we have previously discussed with the Staff, our intent with the reference to valuation specialists in the “Business Combinations” Note on page 56 of the 2007 Form

10-K (“Note 3”) was not meant to imply that the valuation firm was an “expert” within the meaning of Rule 436(b) or that management relied on the valuation firm’s report in engaging in management’s responsibilities, but rather, to indicate the additional diligence used by management to value assets acquired in the Acopia business combination (the “Acopia Transaction”) and for the Company’s independent registered public accounting firm to audit the purchase price allocation. We still believe that this reference in Note 3 does not rise to the level of expertising the valuation firm. However, in the interest of avoiding any ambiguity going forward and in the interest of providing appropriate disclosure with respect to our currently effective Securities Act registration statements on Form S-8, we propose the following:
     1. The Company will include in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 (to be filed in May 2008) and June 30, 2008, and Annual Report on Form 10-K for fiscal year 2008 (“2008 Form 10-K”), the following revised “Business Combinations” note. A marked copy of the proposed disclosure is attached to the facsimile copy of this letter.
     Business Combinations
The Company’s acquisitions are accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations.” The total purchase price is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. The fair value assigned by the Company to the tangible and intangible assets acquired and liabilities assumed are based on estimates, assumptions and other information compiled by management and were ultimately determined by the Company based on this information, notwithstanding any prior reference in the Company’s public filings to third party valuations related to this analysis. In accordance with SFAS No. 142, “Goodwill and other Intangible Assets,” goodwill is not amortized but instead is tested for impairment at least annually.
     The Company believes this revised disclosure further confirms that management takes responsibility for the methods and assumptions used in determining the purchase price allocations for the acquisitions identified in the 2007 Form 10-K. By providing this disclosure in the Company’s Exchange Act reports, the Company is effectively updating non-current disclosure set forth in the 2007 Form 10-K in a manner that is similar to the generally accepted method of updating material changes in other disclosure areas, such as risk factors pursuant to Item 1A “Risk Factors” of Form 10-Q and material developments in litigation matters pursuant to Item 1 “Legal Proceedings” of Form 10-Q. As appropriate, this revised disclosure will be also included in all future periodic filings made prior to the Company’s filing of its 2008 Form 10-K to ensure that investors understand that the Company is not relying on a third party valuation in connection with its purchase price allocation for the Acopia Transaction and other applicable acquisitions.

     2. If the Company files a new Securities Act registration statement, or amends any of its currently effective Securities Act registration statements, prior to filing its 2008 Form 10-K, the Company will either (i) include in such registration statement a “Business Combinations” disclosure that is substantially similar to the disclosure set forth above, or (ii) file an amendment to the 2007 Form 10-K on Form 10-K/A to amend Note 3 as set forth above. Any such new disclosure will not include a reference to third party valuations in connection with acquisitions identified in the 2007 Form 10-K and will further confirm to investors that the Company takes responsibility for the purchase price allocation. If the Company elects to file a Form 10-K/A in connection with such an event, the Company would be in a good position to publicly clarify the reasons for such amendment. Also, since the Company would be obtaining the required consent from its independent registered public accounting firm for the Form 10-K/A, the Company could minimize any potential cost and disruption to the Company and its trading market resulting from such action, as discussed further below.
     3. If the Company otherwise files an amendment to the 2007 Form 10-K on Form 10-K/A prior to the filing of its 2008 Form 10-K, the Company will amend Note 3 as set forth above.
     4. Finally, in the event the Company determines it is necessary to name an expert within the meaning of Rule 436(b) in any future public filing, and if the filing is a Securities Act registration statement or is to be incorporated into any Securities Act registration statement, the Company will attempt to obtain and file the expert’s consent as required by Rule 436.
     The Company believes this approach provides an efficient and appropriate resolution to the issue noted by the Staff, particularly in light of the following circumstances:
•	The Company does not highlight or otherwise discuss third party valuations elsewhere in its periodic reports. The only reference to an independent valuation firm in the 2007 Form 10-K appears in Note 3 of the financial statements audited by the Company’s independent registered public accounting firm. There are no other references to an outside valuation firm in the Company’s current periodic reports. In addition, as previously discussed, the Company does not reference any third party valuation firm by name, and only references a third party valuation as one of many factors considered by management in determining the purchase price allocation for the Acopia Transaction.

•	The Company has no current plans for future filings under the Securities Act. The Company currently does not expect to file any Securities Act registration statements for primary or secondary offerings prior to filing its 2008 Form 10-K. As noted above, if the Company does make such a Securities Act filing, it will either include in the filing the updated disclosure described above or will amend the 2007 Form 10-K to include the revised Note 3.

•	The Company cannot obtain the expert consent at issue. The valuation specialist for the Acopia Transaction has advised the Company that it will not provide a consent with respect to this issue and that it does not provide consents in connection with these types of engagements for other clients. The valuation firm has also informed the Company that they respectfully believe they were not an expert within the meaning of Rule 436(b) for purposes of the valuation report delivered in connection with the Acopia Transaction. Thus, filing such firm’s consent to resolve the issue is highly unlikely.

•	Limited scope of valuation engagement. In connection with the Acopia engagement, the Company provided the third party valuation firm with all of the underlying data relating to the acquired business. In assisting the Company with management’s determination of the purchase price allocation, the valuation firm did not audit or otherwise verify the financial statements, prospective financial information or other pertinent information management provided to the firm in connection with the engagement. The limited scope of this engagement is consistent with the Company’s position that management did not rely upon an outside expert in making the purchase price allocations for the Acopia Transaction, but obtained such report as part of diligence process utilized by management to prepare its purchase price allocations included in Note 3.
     The Company’s proposal set forth above also minimizes investor confusion, potential disruptive effect to the Company’s trading market and incurrence of additional expenses that may occur if the Company was required to file an amendment to the 2007 Form 10-K at this time.
•	Potential for disruption in the trading market for the Company’s common stock and investor confusion. If the Company were to file an amendment to the 2007 Form 10-K now in order to remove the reference to a valuation firm as discussed above, the Company would be required to restate, in its entirety, Item 8 of the 2007 Form 10-K. In the Company’s experience, analysts and sophisticated investors often react negatively to any filing of an amendment to a periodic report. Furthermore, due to the nature of the underlying issue, even sophisticated readers of the Company’s financial statements may not understand entirely the reason for any such amendment. Investors may assume or suspect, albeit without reason, that more substantial and material concerns of the Staff or management prompted the amendment, despite clarifying disclosures. Such potential misunderstandings could be disruptive to the Company and the trading market for its common stock, particularly in the current highly-volatile market environment. The Company respectfully submits the potential for this investor confusion and market disruption would be significantly increased in this situation, as the Company’s research indicates there are other technology companies that have not been required to file such an amendment to address this issue. The Company acknowledges that the relevant circumstances between reporting companies may differ. However, based on the Company’s sampling of publicly-available comment letters with respect to this issue, it appears that other companies were permitted to clarify the subject disclosure in future periodic reports as the Company has proposed herein.

•	Expense. Because any change to Item 8 of the 2007 Form 10-K would require an amendment to the Company financial statements, which were previously reviewed and audited by the Company’s independent registered public accounting firm, the Company would be required to work with this firm to obtain a new consent prior to filing any such amendment. The process and procedures associated with obtaining such consent prior to filing such an amendment are costly and would require significant administrative and management resources.
     In summary, the Company respectfully submits that given the costs and risks of potential market disruption and investor confusion, filing an amendment to the 2007 Form 10-K at this time would not be the optimal method to resolve this issue. While the Company continues to believe a fair and reasonable reading of Note 3 leads investors to the conclusion that the Company and management take responsibility for the purchase price allocations referenced in the 2007 Form 10-K, the Company’s proposal set forth in this letter provides a timely and efficient resolution to this issue, avoids the costs and risks discussed above, and further substantiates management’s intent to avoid any appearance of attempting to transfer some or all of the responsibility for the purchase price allocations.
     The Company appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is 206-272-6472 and my email is j.christianson@f5.com.
Sincerely,
/s/ Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel

cc:	Christine Davis, Senior Staff Accountant, U.S. Securities & Exchange Commission
John McAdam, F5 Networks, Inc.
John E. Rodriguez, F5 Networks, Inc.
Greg Davis, F5 Networks, Inc.
William Bromfield, Esq., Fenwick & West LLP

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